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Filing under Rule 425 under the Securities Act of 1933
Subject Company:  IMS HEALTH INCORPORATED
Subject Company's Commission File No:  001-14049





TO: All IMS Employees
FROM: David Thomas, Chairman and CEO
RE: Cognizant Technology Solutions `Split-Off'
DATE: November 14, 2002

This evening, we announced plans to divest our ownership interest in Cognizant Technology Solutions (CTS). We hope to distribute all 11.3 million CTS shares we own through a "split-off" -- giving IMS stockholders an opportunity to exchange their IMS shares for CTS shares. If the U.S. Securities and Exchange Commission
(SEC) approves our plan, we expect to begin the split-off in early January.

Why are we taking this step? Although we enjoy a mutually beneficial relationship with CTS as a provider of software development services, we have never considered our ownership stake core to IMS's long-term strategy. And, as of November 1, tax laws permit us to divest our CTS shares tax-free to IMS shareholders in the U.S. So we believe this is the right time to act. (As tax laws differ from country to country, shareholders outside the U.S. who are interested in participating in this offer should consult their tax advisers.)

Simply put, IMS stockholders will be able to exchange all, some or none of their IMS shares for CTS shares. It will be up to individual shareowners to decide whether or not to participate in this exchange, and no action will be necessary until January at the earliest. This offer includes IMS shares you may hold through the Employee Stock Purchase Plan (ESPP), but it has no impact on your stock options or their grant prices. In the coming weeks, you will receive complete details about how to exchange IMS shares held in the ESPP should you wish to participate in the offer.

Shortly after the plan is approved by the SEC, all IMS shareholders will receive a prospectus that provides information about the transaction and instructions for exchanging shares. In the meantime, you can refer to the Investors section of the IMS Website for additional information. We are conducting a conference call for analysts to brief them about the transaction at 8 a.m. US EST Friday, and you will be able to listen to that call via WEBCAST live or on replay over the next week.

One final point: the relationship of IMS and CTS as business partners won't change when we divest our ownership stake. We'll continue to look to CTS for world-class software development and technology support for our customized solutions.

We'll keep you informed of our progress on the transaction.

INVESTORS ARE URGED TO READ THE DOCUMENTS THAT IMS AND CTS HAVE FILED AND WILL FILE WITH THE SEC IN CONNECTION WITH THE EXCHANGE OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER AND ITS POTENTIAL EFFECT ON THE COMPANIES AND THEIR STOCKHOLDERS. THEY CAN BE ACCESSED ONLINE AT THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV), AS WELL AS ON THE IMS AND CTS WEBSITES. COPIES ALSO ARE AVAILABLE BY REQUEST FROM IMS INVESTOR RELATIONS.